SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                                Amendment No. |1|

                                CRIIMI MAE, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    226603504
                                 (CUSIP Number)


                                December 31, 2002
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]   Rule 13d-1(b)
     [ ]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226603504                     13G                    Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Private Management Group, Inc.   33-0151740
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of California

________________________________________________________________________________
              5.   SOLE VOTING POWER

                   1,072,335
NUMBER OF     _________________________________________________________________
SHARES        6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH      n/a
REPORTING     _________________________________________________________________
PERSON WITH   7.   SOLE DISPOSITIVE POWER

                   1,072,335
              _________________________________________________________________
              8.   SHARED DISPOSITIVE POWER

                   n/a
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,072,335
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.69%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
     IA
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)  Name of Issuer:

     CRIIMI MAE, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:


     11200 Rockville Pike
     Rockville, MD 20851


Item 2(a)  Name of Person Filing:

     Private Management Group, Inc.

Item 2(b)  Address of Principal Business Office or, if None, Residence:

     20 Corporate Park, Suite 400
     Irvine, CA 92606



Item 2(a)  Citizenship:

     State of California

Item 2(d)  Title of Class of Securities:

     Common Stock

Item 2(e)  CUSIP Number:

     226603504

Item 3. If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o);

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c);

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.8a-8);

     (e)  [X]  An Investment Adviser in accordance with Section 240. 13d-1(b)(1)
               (ii)(E);

     (f)  [_]  An employee  benefit plan or endowment  fund in  accordance  with
               Section 240. 13d-1(b)(1)(ii)(F);

     (g)  [_]  A parent  holding  company or control  person in accordance  with
               Section 240. 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

     (j)  [_]  Group, in accordance with Section 240. 13d-1(b)(1)(ii)(J).


     If this statement is filed pursuant to Section 240 13d-1(c), check this box. [ ]


Item 4. Ownership.

     (a)  Amount beneficially owned:

          1,072,335

     (b)  Percent of class:

          7.69%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote
               1,072,335

          (ii) Shared power to vote or to direct the vote n/a

         (iii) Sole power to dispose or to direct the disposition of
               1,072,335

          (iv) Shared power to dispose or to direct the disposition of n/a

Private Management Group, Inc., a investment adviser registered under Section
240. 13d-1(b)(1)(ii)(E) of the Investment Advisers Act of 1940, has voting authority of 1,072,335 shares (or 7.69% of the 13,945,068 shares of Common Stock believed to be outstanding) as a result of acting as investment adviser to its managed client accounts. The aggregate number of shares held includes 45,735 common stock equivalent shares resulting from the conversion privileges of 97,975 shares held (as of the reporting date) of Crimmi Mae Inc. Pfd B Conv $25(CUSIP 226603207). The conversion rate, as reported by Criimi Mae on September 14, 2001 and split-adjusted, is .4668 shares of common stock.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     n/a


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     n/a

Item 8. Identification and Classification of Members of the Group.

     n/a

Item 9. Notice of Dissolution of Group.

     n/a

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 11, 2003
                                                  -----------------------------
                                                             (Date)



                                                  /s/ Robert T. Summers, CFA
                                                  -----------------------------
                                                           (Signature)



                                                     Robert T. Summers, CFA
                                                     Chief Financial Officer
                                                  Private Management Group, Inc.
                                                  -----------------------------
                                                           (Name/Title)